InterOil Corporation Level 1, 60-92 Cook Street P.O.Box 6567 Cairns, Qld 4870 Australia Phone: +61 7 4046 4605 Fax: +61 7 4031 4565 Email: collin.visaggio@interoil.com
January 11, 2010
Ms. Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
United States of America
CC	Ms. Jennifer Gallagher Division of Corporation Finance
Re:	InterOil Corporation Form 40-F/A for Fiscal Year Ended December 31, 2008 Filed December 11, 2009 Response to Letter Dated December 18, 2009 File No. 001-32179
Dear Ms. Nguyen Parker,
We refer to your letter dated December 18, 2009 (the “Comment Letter”), containing comments from the staff of the Securities and Exchange Commission (the “Staff”) related to our Form 40-F/A for the fiscal year ended December 31, 2008. InterOil Corporation submits the following in response to the Comment Letter. In this letter, we have reproduced your comments in a bolded, italicised typeface, and have responded in normal typeface.
Form 40-F/A for Fiscal Year Ended December 31, 2008
1.	Your October 21, 2009 response to prior comment 5 states that five consecutive daily flow rates beginning February 26, 2009 recovered 12.3 MMCF gas in total. However, the raw flow test data appears to indicate that the duration of these tests is insufficient to characterize the reservoir properly. While we understand the economic motivation for short test durations, we believe the public interest would be served better by your disclosure of full range of instantaneous flow rates instead of only the highest. Please amend your document to disclose the full range of flow test results including their total recovery and duration as well as any clarifying information you deem appropriate. You may refer to General Instruction D(5) to Form 40-F if you require further guidance.
InterOil’s view is that we have reported the information from the March 2, 2009 flow test accurately and to the full extent that any comparable reporting company would report. We reported the maximum rates and associated pressures to inform the public of the flow capacity of the well. We do not believe that we need to give additional detailed information regarding this test, nor that to do so would be valuable. We believe the information you have referred to is above and beyond the standard disclosure requirements to keep the market appropriately informed.
The Company’s intention when undertaking the flow tests from February 26, 2009 to March 2, 2009 was to confirm deliverability (flow rates and pressures) from the Antelope 1 well in order for us to better plan for the development of the field for LNG. This information is critical for the design and for assessment of the technical deliverability of the LNG facility. The flow tests were successful and met this aim, giving data which validated the earlier Drill Stem Tests that had indicated a very high Calculated Absolute Open Flow, of approximately 17.7 billion cubic feet per day. The volumes produced during these tests overwhelmingly exceeded the volume of gas in the wellbore and confirmed significant flow from the formation, at rates that will be helpful for establishing strategic partnerships from the discussions we are conducting. The fact that the surface pressures after the tests returned immediately to original maximum pressure also indicates extremely strong capacity to flow and not just the blow down of pressured gas in the wellbore as suggested in the comment letter dated December 18, 2009.
As previously stated, these specific flow tests were designed to help plan for our LNG development as described above and not to directly analyze the resource volumes (although the rates and pressures do indicate a significant sized gas resource). The resource analysis was undertaken by an independent engineering firm using well logs, numerous Drill Stem Tests, PVT analysis, seismic interpretation and other analytical tools designed to be used for the evaluation of the hydrocarbon resources in accordance with defined industry requirements.
If, notwithstanding this response, the Staff continue to believe that our disclosure should be changed in some way, we respectfully request the opportunity to discuss this with you in order to better understand the basis for the position being taken.
We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the Form 40-F filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me if you have any further questions or require clarification of any of the responses set out above. I may be contacted on +61 7 4046 4605 or +614 17981604, but, in light of the time differences involved, it may be most convenient to contact me via email at collin.visaggio@interoil.com.
Yours sincerely,

Collin Visaggio
Chief Financial Officer